UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated March 7, 2007

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Enclosures: Rhodia's 2006 Annual Results

PRESS RELEASE

Paris – March 7, 2007

2006 ANNUAL RESULTS

SUCCESSFUL TURNAROUND FOR RHODIA

FIRST POSITIVE NET INCOME SINCE 2000

Rhodia exceeds its ambitious recovery targets set three years ago:

•

14.2% Recurring EBITDA margin on Net Sales, versus 11.3% in 2005 (2006 target: above 13%)

•

Net Income of €62 million, versus a loss of €616 million in 2005 (2006 target: positive Net Income)

•

Net Debt on Recurring EBITDA ratio of 2.4(1) times (2006 target: below 2.9 times)

Strong operating performance in 2006:

•

Recurring EBITDA(2) up 33% to €683 million, versus €513 million in 2005, driven by strong pricing, solid market demand and reduced fixed costs

•

Sharp rise in Operating Profit of €359 million, versus €66 million in 2005

•

Q4 2006 Recurring EBITDA up 65% to €195 million, compared to Q4 2005, due to solid volumes, strong pricing and first CER sales

2007 outlook:

•

Satisfactory market conditions at the beginning of the year

•

Strong growth in Recurring EBITDA expected

•

Positive Free Cash Flow

Summary Income Statement

In € million, under IFRS	2005(3)	2006(3)	Variation
Net Sales	4,521	4,810	+ 6.4%
Recurring EBITDA(2)	513	683	+ 33%
Recurring EBITDA margin on Net Sales	11.3%	14.2%	-
Operating Profit	66	359	+ 444%
Income/ (Loss) from continuing operations	(419)	111	-
Net Income /(Loss) Group Share	(616)	62	-

“2006 marks the successful delivery of Rhodia’s recovery plan. We have beaten the ambitious targets that we set three years ago and are pleased to announce the first positive Net Income since 2000. Today Rhodia is stronger, leaner, more agile and profitable,” said Chief Executive Officer Jean-Pierre Clamadieu. “The Group has recovered full flexibility, with a portfolio focused on businesses in which we enjoy solid leadership positions, with a streamlined organization and rigorous financial discipline. We have demonstrated the strength of our operating performance and are in a good shape to continue on our route of profitable growth.”

(1)

Pro forma after completion of Silicones divestment

(2)

Before restructuring and other operating income and expenses

(3)

After reclassification of discontinued operations

Rhodia - 1/12

1.

Return to positive Net Income with a very strong improvement in operating performance

Net Sales rose by 6.4% to €4,810 million from €4,521 million in 2005, driven by a 2.9% volume growth and a 4.8% positive impact of price increases to offset the rise in the costs of raw materials and energy.

Recurring EBITDA increased significantly by 33% to €683 million, reflecting the impact of sustained pricing power, improved industrial performance and further fixed costs savings. All businesses showed a strong improvement of their operating performance in 2006 in comparison with 2005. Fourth-quarter Recurring EBITDA of €195 million was up 65% compared to the same period the year before, due to solid volumes, strong pricing and first CER sales.

Recurring EBITDA margin 2006 increased to 14.2% from 11.3% in 2005.

Operating Profit stood at €359 million, versus €66 million in 2005, on the back of the improved recurring EBITDA and a reduction in restructuring costs.

The Financial Results saw strong improvement at a negative €305 million, versus a negative €432 million in 2005, due to reduced interest expenses and despite €77 million of non recurring refinancing charges. The foreign exchange gains amounted to €10 million (versus an unrealized foreign exchange loss of €69 million in 2005).

Net Income Group Share for 2006 was €62 million, versus a Net Loss of €616 million in 2005.

2.

Further Net Debt reduction

Operating Cash Flow(4) was €394 million. Working Capital Requirements increased by €142 million; this is essentially due to the return to a more sustainable inventory level after an exceptionally low level end of 2005. The ratio of Working Capital Requirement on total sales stood at 12.3% compared with 10.8% the year before. Capital Expenditure amounted to €311 million for the year, versus €286 million in 2005.

After taking into account €80 million in restructuring cash costs, Free Cash Flow(5) was negative at €139 million in 2006.

A successful €1.1 billion refinancing initiative with the issue of Floating Rate Notes in October 2006, coupled with the reimbursement of the most expensive debt, helped to improve the Group’s debt structure, gain greater flexibility, lengthen debt maturity and reduce interest expenses.

Consolidated Net Debt decreased from €2,089 million in December 2005, to €1,949 million in December 2006. The Net Debt on Recurring EBITDA ratio was 2.8 times. After including the cash proceeds from the Silicones divestiture, which was closed on January 31st 2007, the Net Debt was down on a pro forma basis to €1,657 million, which resulted in a Net Debt on Recurring EBITDA ratio of 2.4 times.

(4)

Before Working Capital, restructuring, and "non recurring refinancing cash costs"

(5)

Defined as "net cash provided by operating activities" plus "non recurring refinancing cash costs" minus Capital Expenditure"

Rhodia - 2/12

3.

A quality business portfolio

Over the last three years, the Group refocused very significantly its business portfolio and realized €1.4 billion of divestments. The Group pursued this strategy with the divestment of the European Industrial Fibers, the Silicones activities, and its stake in Nylstar. Today, 80% of the Rhodia's sales are in businesses in which it holds strong leadership positions. Based on this strong portfolio, the Group will pursue its profitable growth, with an ongoing focus on its development in Asia.

4.

Well on track to benefit from greenhouse gas emissions projects

The two projects under the Kyoto Protocol’s Clean Development Mechanism to reduce greenhouse gas emissions at the plants in Onsan, South Korea and Paulinia, Brazil are up and running. The first emissions reductions were audited, and 1.6 million tonnes of Carbon Emission Reduction Credits (CER) were issued and sold in Q4 2006. From 2007 until 2013, Rhodia should dispose of 11 to 13 Mt per year of CERs. The trading platform Orbeo, joint venture between Rhodia and Société Générale was created in 2006 to optimize the value of the CERs.

5.

Outlook

Market conditions remain satisfactory at the beginning of 2007, with solid volumes and a pricing power that remains strong, in an environment still influenced by high raw material and energy costs. 2007 will be a year of investment to support growth, whilst at the same time focusing on maximizing cash flow generation, with the objective of generating positive Free Cash Flow.

Rhodia is confident that it will generate in 2008 a Recurring EBITDA margin above 15% for the chemical business. The Group will establish and maintain a sound financial structure with a Net Debt on Recurring EBITDA ratio below 2.

This press release and a detailed presentation of the 2006 results are available at www.rhodia.com

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €4.8 billion in 2006 and employs around 16,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relationas
James Palmer	+33 (0)1 53 56 64 89
Loic Harrari	+33 (0)1 53 56 64 80

Rhodia - 3/12

Results Fact Sheet: Q4 & FY 2006

Income Statement
€ million	Q4* 2005	Q4* 2006	Variation	FY 2005	FY 2006	Variation
Net Sales	1 185	1 217	2,7%	4 521	4 810	6,4%
Other revenue	140	129	(7,9)%	435	451	3,7%
Recurring EBITDA	118	195	65,3%	513	683	33,1%
Recurring EBITDA Margin ***	10,0%	16,0%		11,3%	14,2%
Depreciation & Amortization	(88)	(78)		(323)	(304)
Other Gains and Losses	(32)	(22)		(42)	1
Restructuring Costs	(40)	(7)		(82)	(21)
Operating Profit	(42)	88		66	359
Financial Results	(118)	(134)		(432)	(305)
Income/(loss) before income tax	(160)	(46)		(366)	54
Income tax	(15)			(53)	57
Income/(loss) from continuing operations	(175)	(46)		(419)	111
Income/(loss) from discontinued operations	(49)	(2)		(196)	(45)
Net Income/(loss)	(224)	(48)		(615)	66
Net Income/(loss) (Group Share)	(225)	(49)		(616)	62
Minority interests	1	1		1	4

Q4	Net Sales			Recurring EBITDA			Operating Profit
€ million	Q4* 2005	Q4* 2006	Variation	Q4* 2005	Q4* 2006	Variation	Q4* 2005	Q4* 2006
RHODIA	1 185	1 217	2,7%	118	195	65,3%	(42)	88
POLYAMIDE	444	501	12,8%	52	81	55,8%	24	43
ACETOW	109	117	7,3%	23	24	4,3%	14	16
NOVECARE	242	222	(8,3)%	20	27	35,0%	10	18
SILCEA	96	108	12,5%	11	16	45,5%	0	9
ECO SERVICES	51	55	7,8%	10	19	90,0%	5	14
ORGANICS	254	201	(20,9)%	11	22	100,0%	(26)	13
ENERGY SERVICES		24		15	33	120,0%	12	27
CORPORATE & Others	(11) (1)	(11) (1)	0%	(24)	(27)	(12,5)%	(81)	(52)

FY	Net Sales			Recurring EBITDA			Operating Profit
€ million	FY 2005	FY 2006	Variation	FY 2005	FY 2006	Variation	FY 2005	FY 2006
RHODIA	4 521	4 810	6,4%	513	683	33,1%	66	359
POLYAMIDE	1 710	1 922	12,4%	243	284	16,9%	135	172
ACETOW	410	447	9,0%	100	108	8,0%	65	78
NOVECARE	935	936	0,1%	96	110	14,6%	53	76
SILCEA	393	412	4,8%	45	61	35,6%	2	33
ECO SERVICES	209	230	10,0%	57	79	38,6%	36	58
ORGANICS	912	875	(4,1)%	34	74	117,6%	(23)	31
ENERGY SERVICES		25		25	60	140,0%	13	76
CORPORATE & Others	(48) (1)	(37) (1)	22,9%	(87)	(93)	(6,9)%	(215)	(165)
(1) including intercompany sales elimination

Net Financial Debt
December 31. 2005	Sept 30. 2006	Dec. 31. 2006	Dec. 31. 2006 proforma
2 089	1 921	1 949	1 657

2006		2008
Targets	Delivered	Targets
Recurring EBITDA margin*** > 13%	Recurring EBITDA margin*** = 14.2%	Recurring EBITDA Margin*** > 15% for the Chemical business Establishing & maintaining a sound financial structure with a Net Debt / Recurring EBITDA ratio below 2
Positive Net Income	Net Income group share = €62m
Net Debt / Recurring EBITDA < 2.9x	Net Debt / Recurring EBITDA = 2.8 before silicones** Net Debt / Recurring EBITDA = 2.4 after silicones**

*

Unaudited

**

2.8x before silicones: includes recurring EBITDA and debt before discontinued operation treatment.

2.4x after completion of silicones divestment

***

Calculated as Recurring EBITDA / Net Sales

Rhodia - 4/12

Results Fact Sheet: Q4 2006

(all figures are in € million after discontinued operations)

POLYAMIDE	• Solid volume growth for all nylon intermediates and engineering plastics • Strong pricing more than offsets raw material and energy cost increases
ACETOW	• Stable volumes • Good pricing trends offset raw material and energy cost increases
NOVECARE	• Performance driven by good volume growth and favourable pricing in most markets • Buoyant Industrial Additives & Oilfield Chemicals market • Further benefits from fixed cost savings
SILCEA	• Good volume growth in all activities • Favourable pricing trends notably in Silica systems
ECO SERVICES	• Positive impact of price indexation mechanism • Good volumes driven by increased demand for regeneration compared to Q405
ORGANICS	• Good pricing trends offset raw material and energy cost increases • Fixed cost reduction drives margin growth
ENERGY SERVICES	• First emissions reduction at South Korean abatement plant audited & 1.6mt of CERs issued by UNFCCC • 1.6mt of CERs sold for €22m • Brazilian abatement plant up and running

€ million	Net Sales Q4* 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales Q4* 2006
RHODIA	1 185	(25)	(31)	31	77	(20)	1 217
POLYAMIDE	444	(2)	(6)	22	53	(10)	501
ACETOW	109	0	(2)	7	5	(2)	117
NOVECARE	242	(8)	(10)	(5)	4	(1)	222
SILCEA	96	4	(3)	4	8	(1)	108
ECO SERVICES	51	0	(4)	3	5	0	55
ORGANICS	254	(24)	(5)	(21)	3	(6)	201
ENERGY SERVICES	0	0	0	24	0	0	24
CORPORATE & Others including intercompany sales elimination	(11)	5	(1)	(3)	(1)	0	(11)

€ million	Recurring EBITDA Q4* 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price**	Raw materials & Energy	Fixed Costs	Recurring EBITDA Q4* 2006	Recurring EBITDA Margin*** Q4* 2006
RHODIA	118	0	(5)	47	54	(18)	(1)	195	16,0%
POLYAMIDE	52	(3)	(1)	13	41	(20)	(1)	81	16,2%
ACETOW	23	0	(1)	0	3	(1)	0	24	20,5%
NOVECARE	20	(2)	(2)	6	2	(4)	7	27	12,2%
SILCEA	11	0	0	3	7	(2)	(3)	16	14,8%
ECO SERVICES	10	(1)	(1)	3	4	3	1	19	34,5%
ORGANICS	11	0	(1)	(6)	(2)	3	17	22	10,9%
ENERGY SERVICES	15	0	0	23	0	2	(7)	33
CORPORATE & Others	(24)	6	1	5	(1)	1	(15)	(27)

 * Unaudited                   **Including foreign exchange transaction effect                 *** Calculated as recurring EBITDA / Net Sales

Rhodia - 5/12

Results Fact Sheet: FY 2006

(all figures are in € million after discontinued operations)

POLYAMIDE	• Good volumes (+6%) driven by Asia & Latin America • Proven pricing (+6%) in a high & volatile raw material and energy cost environment
ACETOW	• Raw material & energy cost increases offset by solid pricing • Favourable USD hedging
NOVECARE	• Successful price management allows for full offset of raw material & energy cost increases • Operational performance & fixed cost reduction supports margin momentum
SILCEA	• Growing demand from tyre, emission control & electronics markets • Price rises to increase value creation
ECO SERVICES	• Record margins driven by price indexation mechanism (sharp fall in natural gas prices in the USA) • Incremental volume demand due to regulation change in 2005 (MTBE)
ORGANICS	• Restructuring & reorganisation delivers fixed cost reduction • Improved industrial reliability drives performance • Continued portfolio pruning
ENERGY SERVICES	• Successful start up of abatement facilities ahead of plan • Set to benefit fully from 11-13mt of CERs in 2007

€ million	Net Sales FY 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price	Foreign Exchange transaction effect	Net Sales FY 2006
RHODIA	4 521	(69)	79	130	219	(70)	4 810
POLYAMIDE	1 710	(10)	78	102	103	(61)	1 922
ACETOW	410	0	4	13	20	0	447
NOVECARE	935	(33)	(1)	10	27	(2)	936
SILCEA	393	(18)	1	17	23	(4)	412
ECO SERVICES	209	0	(2)	0	23	0	230
ORGANICS	912	(33)	1	(30)	28	(3)	875
ENERGY SERVICES	0	0	0	25	0	0	25
CORPORATE & Others including intercompany sales elimination	(48)	25	(2)	(7)	(5)	0	(37)

€ million	Recurring EBITDA FY 2005	Scope	Foreign Exchange conversion	Volume & mix	Selling Price*	Raw materials & Energy	Fixed Costs	Recurring EBITDA FY 2006	Recurring EBITDA Margin** FY 2006
RHODIA	513	(2)	10	97	141	(101)	25	683	14,2%
POLYAMIDE	243	(12)	13	45	40	(37)	(8)	284	14,8%
ACETOW	100	0	0	2	19	(14)	1	108	24,2%
NOVECARE	96	(8)	0	5	24	(23)	16	110	11,8%
SILCEA	45	1	1	11	18	(13)	(2)	61	14,8%
ECO SERVICES	57	1	(1)	3	20	1	(2)	79	34,3%
ORGANICS	34	(10)	0	(5)	23	(15)	47	74	8,5%
ENERGY SERVICES	25	12	0	31	0	(4)	(4)	60
CORPORATE & Others	(87)	14	(3)	5	(3)	4	(23)	(93)

   *Including foreign exchange transaction effect                 ** Calculated as recurring EBITDA / Net Sales

Rhodia - 6/12

Results Fact Sheet: Quarterly results

RHODIA	Q1* 2005	Q1* 2006	Q2* 2005	Q2* 2006	Q3* 2005	Q3* 2006	Q4* 2005	Q4* 2006
( M € )
Net Sales	1 096	1 203	1 161	1 211	1 079	1 179	1 185	1 217
Recurring EBITDA	150	161	145	167	100	160	118	195
% Sales**	13,7%	13,4%	12,5%	13,8%	9,3%	13,6%	10,0%	16,0%
Operating Profit	66	69	34	90	8	112	(42)	88

POLYAMIDE
( M € )
Net Sales	419	464	441	478	406	479	444	501
Recurring EBITDA	74	57	71	77	46	69	52	81
% Sales**	17,7%	12,3%	16,1%	16,1%	11,3%	14,4%	11,7%	16,2%
Operating Profit	52	32	38	51	21	46	24	43
ACETOW
( M € )
Net Sales	92	109	105	113	104	108	109	117
Recurring EBITDA	23	30	27	26	27	28	23	24
% Sales**	25,0%	27,5%	25,7%	23,0%	26,0%	25,9%	21,1%	20,5%
Operating Profit	15	21	18	21	18	20	14	16
NOVECARE
( M € )
Net Sales	228	246	239	239	226	229	242	222
Recurring EBITDA	28	29	28	26	20	28	20	27
% Sales**	12,3%	11,8%	11,7%	10,9%	8,8%	12,2%	8,3%	12,2%
Operating Profit	19	21	20	17	4	20	10	18
SILCEA
( M € )
Net Sales	93	103	104	103	100	98	96	108
Recurring EBITDA	11	15	12	17	11	13	11	16
% Sales**	11,8%	14,6%	11,5%	16,5%	11,0%	13,3%	11,5%	14,8%
Operating Profit	5	7	3	11	(6)	6	0	9
ECO SERVICES
( M € )
Net Sales	48	56	55	60	55	59	51	55
Recurring EBITDA	11	14	18	23	18	23	10	19
% Sales**	22,9%	25,0%	32,7%	38,3%	32,7%	39,0%	19,6%	34,5%
Operating Profit	6	7	12	19	13	18	5	14
ORGANICS
( M € )
Net Sales	229	232	225	229	204	213	254	201
Recurring EBITDA	18	17	8	21	(3)	14	11	22
% Sales**	7,9%	7,3%	3,6%	9,2%	(1,5)%	6,6%	4,3%	10,9%
Operating Profit	6	4	(6)	8	3	6	(26)	13
ENERGY SERVICES
( M € )
Net Sales						1		24
Recurring EBITDA	2	22	7	3	1	2	15	33
Operating Profit	(5)	17	5	3	1	29	12	27
CORPORATE & OTHERS
( M € )
Sales & intercompany sales elimination	(13)	(7)	(8)	(11)	(16)	(8)	(11)	(11)
Recurring EBITDA	(17)	(23)	(26)	(26)	(20)	(17)	(24)	(27)
Operating Profit	(32)	(40)	(56)	(40)	(46)	(33)	(81)	(52)
* Unaudited ** Calculated as recurring EBITDA / Net Sale

Rhodia - 7/12

Results Fact Sheet: Semester and FY results

RHODIA	H1* 2005	H1* 2006	H2* 2005	H2* 2006	FY 2005	FY 2006
( M € )
Net Sales	2 257	2 414	2 264	2 396	4 521	4 810
Recurring EBITDA	295	328	218	355	513	683
% Sales*	13,1%	13,6%	9,6%	14,8%	11,3%	14,2%
Operating Profit	100	159	(34)	200	66	359

POLYAMIDE
( M € )
Net Sales	860	942	850	980	1 710	1 922
Recurring EBITDA	145	134	98	150	243	284
% Sales**	16,9%	14,2%	11,5%	15,3%	14,2%	14,8%
Operating Profit	90	83	45	89	135	172
ACETOW
( M € )
Net Sales	197	222	213	225	410	447
Recurring EBITDA	50	56	50	52	100	108
% Sales**	25,4%	25,2%	23,5%	23,1%	24,4%	24,2%
Operating Profit	33	42	32	36	65	78
NOVECARE
( M € )
Net Sales	467	485	468	451	935	936
Recurring EBITDA	56	55	40	55	96	110
% Sales**	12,0%	11,3%	8,5%	12,2%	10,3%	11,8%
Operating Profit	39	38	14	38	53	76
SILCEA
( M € )
Net Sales	197	206	196	206	393	412
Recurring EBITDA	23	32	22	29	45	61
% Sales**	11,7%	15,5%	11,2%	14,1%	11,5%	14,8%
Operating Profit	8	18	(6)	15	2	33
ECO SERVICES
( M € )
Net Sales	103	116	106	114	209	230
Recurring EBITDA	29	37	28	42	57	79
% Sales**	28,2%	31,9%	26,4%	36,8%	27,3%	34,3%
Operating Profit	18	26	18	32	36	58
ORGANICS
( M € )
Net Sales	454	461	458	414	912	875
Recurring EBITDA	26	38	8	36	34	74
% Sales**	5,7%	8,2%	1,7%	8,7%	3,7%	8,5%
Operating Profit	0	12	(23)	19	(23)	31
ENERGY SERVICES
( M € )
Net Sales				25		25
Recurring EBITDA	9	25	16	35	25	60
Operating Profit	0	20	13	56	13	76
CORPORATE & OTHERS
( M € )
Sales & intercompany sales elimination	(21)	(18)	(27)	(19)	(48)	(37)
Recurring EBITDA	(43)	(49)	(44)	(44)	(87)	(93)
Operating Profit	(88)	(80)	(127)	(85)	(215)	(165)
* Unaudited ** Calculated as recurring EBITDA / Net Sales

Rhodia - 8/12

Consolidated income statements as of December 31, 2006

(in millions of euros)	For the year ended December 31,
	2006	2005	2004
Net sales	4 810	4 521	4 184
Other revenue	451	435	424
Cost of sales	(4 261)	(4 139)	(3 941)
Administrative and selling expenses	(518)	(523)	(455)
Research and development expenses	(103)	(104)	(116)
Restructuring costs	(21)	(82)	(168)
Goodwill impairment	-	-	(16)
Other operating income/(expenses)	1	(42)	(47)
Operating profit	359	66	(135)
Financial income	133	133	121
Finance costs	(448)	(496)	(449)
Foreign exchange gains/(losses)	10	(69)	68
Share of profit/(losses) of associates	-	-	3
Income/(loss) before income tax	54	(366)	(392)
Income tax expense	57	(53)	(98)
Income/(loss) from continuing operations	111	(419)	(490)
loss from discontinued operations	(45)	(196)	(142)
Net Income/(loss)	66	(615)	(632)
Attributable to:
Equity holders of Rhodia SA	62	(616)	(641)
Minority interests	4	1	9
Income/(loss) per share from continuing operations (in euro) – basic and diluted	0,05	(0,95)	(1,36)
Income/(loss) per share (in euro) – basic and diluted	0,05	(0,95)	(1,36)

Rhodia - 9/12

Consolidated balance sheets as of December 31, 2006

Assets	At December 31,
(in millions of euros)	2006	2005	2004
Property, plant & equipment	1 760	2 135	2 245
Goodwill	225	244	226
Other intangible assets	178	154	139
Investments in associates	4	4	3
Other non-current financial assets	121	164	226
Deferred tax assets	183	83	99
Non-current assets	2 471	2 784	2 938
Inventories	620	630	701
Income tax receivable	23	20	14
Trade and other receivables	1 082	1 188	1 260
Derivative financial instruments	34	42	36
Other current financial assets	19	5	5
Cash and cash equivalents	467	920	612
Assets classified as held for sale	437	57	-
Current assets	2 682	2 862	2 628
TOTAL ASSETS	5 153	5 646	5 566

Rhodia - 10/12

Liabilities and shareholders’ equity	At December 31,
(in millions of euros)	2006	2005	2004
Share capital	1 204	1 177	628
Additional paid-in capital	23	570	807
Other reserves	109	141	12
Deficit	(1989)	(2 580)	(1 993)
Equity attributable to equity holders of Rhodia SA	(653)	(692)	(546)
Minority interests	25	26	25
Total equity	(628)	(666)	(521)
Borrowings	2 022	1 975	2 250
Retirement benefits and similar obligations	1 227	1 269	1 038
Provisions	306	297	216
Deferred tax liabilities	32	34	55
Other non-current liabilities	43	46	51
Non-current liabilities	3 630	3 621	3 610
Borrowings	413	1 039	721
Derivative financial instruments	34	14	49
Retirement benefits and similar obligations	98	81	74
Provisions	147	204	237
Income tax payable	41	31	38
Trade and other payables	1 178	1 271	1 358
Liabilities associated with assets classified as held for sale	240	51	-
Current liabilities	2 151	2 691	2 477
TOTAL EQUITY AND LIABILITIES	5 153	5 646	5 566

Rhodia - 11/12

Consolidated statements of cash flows as of December 31, 2006

	For the year ended December 31,
(in millions of euros)	2006	2005	2004
Net loss (Group Share)	62	(616)	(641)
Adjustments for :
Minority interests	4	1	9
Depreciation, amortization and impairment of long-term assets	339	518	750
Net increase/(decrease) in provisions and employee benefits	(98)	25	110
Net increase/(decrease) in financial provisions	-	133	103
Share of profit/(loss) of associates	-	-	65
Other income and expense	27	(3)	(2)
Gain/(loss) on disposal of non-current assets	15	22	(258)
Income tax expense/(income)	(97)	20	60
Foreign exchange losses/(gains)	(8)	110	(91)
Cash flow from operating activities before changes in working capital	244	210	105
Changes in working capital
- (Increase)/decrease in inventories and work in progress	(112)	91	(52)
- (Increase)/decrease in trade and other receivables	(22)	62	74
- Increase/(decrease) in trade and other payables	1	(26)	(22)
- Increase/(decrease) in other current assets and liabilities	(9)	(199)	(98)
Net cash from operating activities	102	138	7
Purchases of property, plant and equipment	(263)	(254)	(221)
Purchases of other non-current assets	(48)	(32)	(27)
Proceeds on disposal of non-current assets	140	51	652
(Purchases of)/repayments of loans and financial investments	1	24	(107)
Net cash (used by) / from investing activities	(170)	(211)	297
Proceeds from issue of shares, net of costs	36	576	447
Dividends paid	(2)	-	-
New long-term borrowings, net of costs	1086	1228	980
Repayments of non-current borrowings, net of costs	(1 402)	(1 285)	(987)
Net increase/(decrease) in current borrowings	(94)	(176)	(926)
Net cash (used by) / from financing activities	(376)	343	(486)
Effect of foreign exchange rate changes	(9)	38	(4)
Net increase/(decrease) in cash and cash equivalents	(453)	308	(186)
Cash and cash equivalents at the beginning of the year	920	612	798
Cash and cash equivalents at the end of the year	467	920	612

Rhodia - 12/12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2007	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer